SUPPLEMENT Dated October 3, 2011
To the Prospectus Dated April 29, 2011

ING Select Multi-Index 5 & 7
Issued By ING Life Insurance and Annuity Company

Through Its Variable Annuity Account B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact
Center at 1-888-854-5950.

Effective after the close of business on October 31, 2011, contracts will no longer be available for purchase. We will continue to accept Additional Premium from existing contract holders subject to the limitations described in the contracts and in the Contract Purchase Requirements subsection of the prospectus on Page 11. These changes will have no impact on our obligations to you or the guarantees under your existing contract.

X.SELMU-11 Select Multi-Index 5 & 7	10/2011